UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 11, 2018 titled “GeoPark Announces Second Quarter 2018 Operational Update”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2018 OPERATIONAL UPDATE

ACTIVITY STEP-UP ACROSS ASSET BASE WITH

NEW RECORD PRODUCTION, NEW OILFIELD DISCOVERY,

NEW ACQUISITION AND NEW PARTNERSHIP

Bogota, Colombia – July 11, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its operational update for the three-month period ended June 30, 2018 (“2Q2018”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Second Quarter 2018 Highlights

37% Growth in Oil and Gas Production

•	Consolidated oil and gas production up 37% to 35,870 boepd (up 11% compared to 1Q2018)

•	Oil production increased by 38% to 30,249 bopd (up 11% compared to 1Q2018)

•	Colombian production increased by 33% to 27,940 boepd (up 6% compared to 1Q2018)

•	Gas production increased by 34% to 33.7 mmcfpd (up 16% compared to 1Q2018)

Colombia Operations

•	Successful drilling and testing of Tigui 1 exploration well in the Llanos 34 block (GeoPark operated, 45% WI) currently producing 1,100 bopd and representing a new oil field discovery, the second of 2018

•	Successful drilling and testing of Tigana Norte 9 appraisal well, located outside the certified 3P reserve area and expanding the size of the Tigana oil field

•	Successful drilling and testing of Tigana Sur Oeste 4, Tigana Sur Oeste 5, Tigana Sur Oeste 8, Tigana Norte 8 and Jacana 21 development wells

•	Flowline construction underway to connect the Llanos 34 block to regional pipeline infrastructure

Peru Operations

•	Environmental Impact Assessment (EIA) to initiate operations in the Situche Central oil field (tested oil with 200 mmbo upside potential) in the Morona block (GeoPark operated, 75% WI) completed and submitted to Peruvian authorities

Argentina Operations

•	Operational takeover of newly acquired Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in the Neuquen basin with production of 2,400-2,500 boepd

•	Spudding Rio Grande Este 1 exploration well in the CN-V block (GeoPark operated, 50% WI), to test conventional potential in the Grupo Neuquen and Grupo Mendoza formations, expected to reach total depth in 3Q2018

•	Acquired new low-cost large exploration acreage, the Los Parlamentos block (GeoPark non-operated, 50% WI), in the Neuquen basin, in partnership with YPF

Brazil Operations

•	Gas production up 9% from the Manati gas field

•	New exploration well in the Reconcavo basin in 4Q2018

Chile Operations

•	Spudding Jauke 1 exploration well in the Fell block (GeoPark operated, 100% WI) to test the Springhill and Tobifera formations and expected to reach total depth in 3Q2018

Upcoming 3Q2018 Catalysts

•	Testing four drilled wells and drilling ten new wells, including seven development wells, two exploration wells and one appraisal well (Colombia, Argentina and Chile)

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2018, as compared to 2Q2017:

	2Q2018			2Q2017
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	27,940	27,825	690	21,015	33%
Brazil	2,904	40	17,184	2,658	9%
Chile	2,559	786	10,638	2,450	4%
Argentina	2,467	1,598	5,214	-	-
Total	35,870	30,249	33,726	26,123	37%

a)	Includes royalties paid in kind in Colombia for approximately 898 bopd in 2Q2018. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	2Q2017	3Q2017	4Q2017	1Q2018	2Q2018
Colombia	21,015	22,367	24,378	26,405	27,940
Brazil	2,658	3,141	3,328	2,775	2,904
Chile	2,450	2,817	2,932	2,873	2,559
Argentina	-	-	16	142	2,467
Total	26,123	28,325	30,654	32,195	35,870
Oil	21,930	23,237	25,341	27,345	30,249
Gas	4,193	5,088	5,313	4,850	5,621

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 37% to 35,870 boepd in 2Q2018 from 26,123 boepd in 2Q2017, due to increased Colombian production, new production from the recent Argentina acquisition and increased production in Brazil and Chile.

Oil represented 85% of total reported production compared to 84% in 2Q2017.

Colombia:

Average net production in Colombia grew 33% to 27,940 boepd in 2Q2018 compared to 21,015 boepd in 2Q2017, primarily attributed to successful appraisal and development drilling in the Tigana and Jacana oil fields in the Llanos 34 block, which represented 95% of Colombian production in 2Q2018.

Llanos 34 block 2Q2018 drilling results:

Exploration and appraisal drilling:

•	Tigui 1 exploration well, located south-east of the main delineating fault line of the Jacana oil field, was drilled to a total depth of 11,696 feet. A production test conducted in early July 2018 with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,100 bopd of 17.0 degrees API, with approximately 1% water cut. Additional production history and drilling will be needed to delineate the potential of this new oil field discovery.

•	Tigui Sur 1 exploration well, located south of Tigui 1, was drilled to a total depth of 13,277 feet. The well is expected to be tested during 3Q2018.

•	Chachalaca Sur 1 exploration well, located on a fault trend to the west of the Tigana and Jacana oil fields, was drilled in 1Q2018 and tested in the Mirador formation during 2Q2018. The well is currently producing 170 bopd from the Mirador formation. Chachalaca Sur also showed potential in the Guadalupe formation, where short-term tests were carried out during 1Q2018 with production rates of 350 bopd.

•	Tigana Norte 9 appraisal well was drilled in 1Q2018 to a total depth of 11,581 feet and tested during 2Q2018. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,150 bopd. The Tigana Norte 9 well was drilled outside the 3P outline defined in the 2017 D&M reserve certification.

Development drilling:

•	Five new wells were tested and put on production, including the Tigana Sur Oeste 4, Tigana Sur Oeste 5, Tigana Sur Oeste 8, Tigana Norte 8 and Jacana 21 development wells, which tested approximately 5,100 bopd gross.

•	Two additional wells were drilled, Tigana Sur Oeste 6 and Jacana 22 development wells, expected to be tested during 3Q2018.

Facilities update:

•	During 2Q2018 the Company continued with engineering and construction of the flowline to connect the Llanos 34 block to the ODL pipeline, which is expected to be operational by early 2019. Net capital expenditures for GeoPark for this project – which will support future production growth and reduce transportation and operating costs – are $15-20 million.

Tiple acreage (GeoPark operated) farm-in drilling results in 2Q2018:

•	Yaguasito 1 exploration well, was drilled to a total depth of 9,196 feet. According to petrophysical logging interpretation, the well encountered non-commercial oil accumulations and, following these results, a decision was made to plug and abandon the well.

For a summary of upcoming drilling and testing activities, please refer to the 3Q2018 drilling schedule below.

Peru:

GeoPark completed the EIA to initiate operations in the Situche Central oil field in the Morona block.

The EIA was submitted for approval to the Servicio Nacional de Certificacion Ambiental (SENACE) on July 2, 2018 after more than a year of collecting data, and in which local communities were also involved.

The Morona block covers an area of 1.9 million acres on the western side of the Marañon basin, one of the most prolific hydrocarbon basins in Peru, where more than 1 billion barrels of oil have been produced from the surrounding blocks. The Morona block contains the Situche Central oil field, which has been delineated by two wells that tested combined production rates of 7,500 bopd of light oil with upside potential of 200 mmbo. D&M has certified gross proven and probable (2P) reserves of 42.1 million barrels of oil (mmbo) and 3P reserves of 83.0 mmbo for the Situche Central oil field. The Morona block also includes a large exploration potential with high impact prospects and plays – including unrisked exploration resources ranging from 300 to 500 mmbo, as audited by Gaffney, Cline & Associates.

Argentina:

Average net production in Argentina totaled 2,467 boepd in 2Q2018 (65% oil, 35% gas), corresponding to the recent acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in the Neuquen basin.

GeoPark closed the acquisition and initiated operational takeover at the end of 1Q2018 of the Aguada Baguales, El Porvenir and Puesto Touquet blocks, which have multiple attractive development and exploration projects, with the potential to significantly increase production and reserves from cash flow generated from existing production.

The Company will carry out the following activities in the above- mentioned blocks during 3Q2018:

•	Initiate a low-cost well intervention campaign aimed at enhancing base production levels.

•	Test a new tight gas play in the El Porvenir block, through a low-cost well intervention (approximately $0.3-0.4 million) of an existing well (drilled by the previous owner of the block) to evaluate reservoir conditions, potential well productivity and field size delineation.

Exploration drilling in the CN-V block:

•	Rio Grande Este exploration well, located adjacent to the Rio Grande Oeste light oil field discovered by GeoPark in 2017, is currently being drilled, targeting conventional potential in the Grupo Neuquen and Grupo Mendoza formations.

New exploration acreage in the Neuquen basin and YPF partnership:

•	The Los Parlamentos block was awarded to YPF in the Mendoza bidding round on May 31, 2018.

•	The block covers an area of 366,000 acres with seismic coverage and is located near other producing fields.

•	GeoPark will receive a 50% non-operating WI in exchange for a net financial commitment of $6 million over the next three years.

•	Customary regulatory approvals are still pending as of the date of this release.

For further details related to the Los Parlamentos block, please refer to the release published on June 11, 2018.

Brazil:

Average net production in the Manati gas field (GeoPark non-operated, 10% WI) improved by 9% to 2,904 boepd in 2Q2018, compared to 2,658 boepd in 2Q2017. The increase in 2Q2018 resulted from increased industrial consumption and decreased hydroelectric power availability.

The Company is currently carrying out preliminary activities related to a new exploration well in the REC-T-128 block (GeoPark operated, 70% WI) in the Reconcavo basin, where it plans to spud the well during October 2018.

Chile:

Average net oil and gas production in Chile increased by 4% to 2,559 boepd in 2Q2018 compared to 2,450 boepd in 2Q2017. Gas production figures in 2Q2017 were partially affected by a temporary interruption in gas purchases from the buyer. The production mix during 2Q2018 was 69% gas and 31% oil (vs. 62% gas and 38% oil in 2Q2017). The Fell block (GeoPark operated, 100% WI) represented 99% of Chilean production.

Exploration drilling in the Fell block:

•	Jauke 1 exploration gas well is currently being drilled, targeting the Springhill and Tobifera formations.

3Q2018 Drilling Schedule

The following is a summary of expected drilling activities scheduled for 3Q2018:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana 5	Colombia	Llanos 34	45%	Development
2	Tigana Sur Oeste 6 [b]	Colombia	Llanos 34	45%	Development
3	Tigana Norte 10	Colombia	Llanos 34	45%	Development
4	Tigana Norte 11	Colombia	Llanos 34	45%	Development
5	Tigana Norte 14	Colombia	Llanos 34	45%	Development
6	Chiricoca 2	Colombia	Llanos 34	45%	Appraisal
7	Jacana 22 [b]	Colombia	Llanos 34	45%	Development
8	Jacana 14	Colombia	Llanos 34	45%	Development
9	Jacana 24	Colombia	Llanos 34	45%	Development
10	Jacana 25	Colombia	Llanos 34	45%	Development
11	Buco 1	Colombia	Llanos 34	45%	Exploration
12	Tigui Sur 1 [b]	Colombia	Llanos 34	45%	Exploration
13	Rio Grande Este 1 [b]	Argentina	CN-V	50%	Exploration
14	Jauke 1	Chile	Fell	100%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated in 2Q2018 with testing expected in 3Q2018

OTHER NEWS / RECENT EVENTS

Reporting dates for 2Q2018 results release and conference call

GeoPark will report its 2Q2018 financial results on August 8, 2018, after the market close. In conjunction with the 2Q2018 results press release, GeoPark’s management will host a conference call on August 9, 2018 at 10:00 am (Eastern Daylight Time) to discuss 2Q2018 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 3166854

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

INVESTORS

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 11, 2018